

June 29, 2012

Via E-mail
Jon S. Wheeler
President and Chairman of the Board of Directors
Wheeler Real Estate Investment Trust, Inc.
Riversedge North, 2529 Virginia Beach Blvd., Suite 200
Virginia Beach, Virginia 23452

> **Re:** **Wheeler Real Estate Investment Trust, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-11**
> **Filed June 25, 2012**
> **File No. 333-177262**

Dear Mr. Wheeler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 15

"We did not conduct arm's-length negotiations with Mr. Wheeler with respect to the terms of the formation transactions…," page 22

1.   Please expand this risk factor to clarify that you will purchase assets from Prior Investors for greater than fair value.

"The value of common units and cash to be issued as consideration for the properties and assets…," page 22

2.   It appears that the interests in the prior entities will be purchased for fixed prices. As such, please revise this risk factor to clarify.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

3.   Please revise your MD&A in your next amendment to include an introductory discussion of the entities you are purchasing, describing the Controlled Entities and the Noncontrolled Entities so that it is clear what entities are being discussed in your MD&A. Additionally, please ensure that all references to the Predecessor throughout your filing refer only to the Controlled Entities.

Liquidity and Capital Resources, page 58

4.   Please revise your discussion of Liquidity and Capital Resources to include a discussion of the status of your current debt situation, specifically describing the status of your past due debt related to the Shoppes at Eagle Harbor, and the status of obtaining all required consents to the transaction from your lenders.

5.   Please revise your reference to the pro forma cash flow illustrated in the Distribution Policy section to properly characterize the measure, as this is not a pro forma measure.

6.   Please discuss the amounts of cash expected to be paid to prior investors in conjunction with the formation transactions within your discussion of Liquidity and Capital Resources. Please describe how these amounts are calculated, and include a discussion of the certainty and likely range of these amounts.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

7.   Please revise your Pro Forma Balance Sheet to eliminate the historical results of the PSF entities and the adjustments required to record those entities at fair value from the face of the statement, and instead present the fair value of the PSF Entities in a single column.

8.   Please revise your Pro Forma Statements of Operations to remove adjustments which are not directly attributable to the transaction, expected to have a continuing impact and factually supportable. This should include any impairment charge recognized in conjunction with the transaction, estimated increases in general and administrative expenses and estimated interest income to be earned on cash proceeds of the offering, although disclosure of any significant items should be included in the notes to the pro forma financial statements.

9.   We note in your table in note (2) that as a result of recording the acquisition of the PSF entities you recorded Goodwill as well as a Gain on bargain purchase. Please provide us with a detailed calculation of each of these amounts, and tell us how you determined it was appropriate to record Goodwill on the acquisition of real estate. In your response, please address how you determined the amount paid for these properties in excess of fair

> value was not a distribution to the prior investors, some form of compensation or an additional amount that should have been allocated to a tangible or intangible asset.

10.   Please tell us, and explain in detail in your next amendment, the business purpose for paying an amount significantly in excess of fair value for the PSF Entities. We note that the higher compensation amount was determined by an NOI based valuation methodology, but we also note that you intend to record a $2.8 million liability for below-market leases. Please provide us with your calculations of the compensation amounts for these properties, and address this apparent discrepancy, including a comparison of the estimated NOI used in the calculations to the actual NOI for that period and for the most recent interim periods.

11.   We note your disclosure in note (2)a.ii that you used a combination of valuation methodologies including the cost approach. Please provide us with a detailed analysis of your valuation of the buildings, and tell us specifically how and why you utilized a cost approach in your valuation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at 202-551-3693 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Bradley A. Haneberg, Esq.
       Kaufman & Canoles, P.C.
       Via E-mail